

*For Immediate Release*

*March 15, 2004*

For more information:                                          Rex S. Schuette
                                                              Chief Financial Officer
                                                              706-781-2265
                                                              rex_schuette@ucbi.com

**UNITED COMMUNITY BANKS, INC.**
**ANNOUNCES A THREE-FOR-TWO STOCK SPLIT**

BLAIRSVILLE, GA, March 15, 2004 – United Community Banks, Inc. (Nasdaq:  UCBI) today

announced that its board of directors approved a three-for-two split of the company's common stock.  The

stock split is in the form of a stock dividend and will be distributed on April 28, 2004 to shareholders of

record as of April 14, 2004.  This represents the second stock split for United Community Banks since

listing on the Nasdaq National Market two years ago.  In May of 2002, the company completed a two-for-

one stock split, also in the form of a stock dividend.

"The price appreciation we've experienced since we began trading on Nasdaq in 2002, reflects our focus

on growing our franchise and delivering consistent financial performance," said Jimmy Tallent, President

and Chief Executive Officer of United Community Banks.  "This stock split reflects the confidence of our

board of directors that we are well positioned for continued growth. It is intended to improve our market

liquidity over the long-term and to facilitate investment and trading of United Community Banks' stock."

The split will bring United's total number of outstanding common shares to approximately 35.3 million.

<u>About United Community Banks</u>

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $4.1 billion and operates 20 community banks with 73 banking offices located throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses in its markets. United Community Banks also offers the convenience of 24-hour access to its services through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq National Market under the symbol UCBI. Additional information may be found at the company's web site, www.ucbi.com.

###

**United Community Banks, Inc.**

**Proforma Earnings per share (operating)[1]**

**Restated for 3 for 2 stock split (Record date - April 14, 2004 / Distribution date - April 28, 2004)**

*(in thousands, except per share data)*

| For the quarter ended | | December 31, 2003 | | September 30, 2003 | | June 30, 2003 | | March 31, 2003 | | December 31, 2002 | | September 30, 2002 | | June 30, 2002 | | March 31, 2002 | | December 31, 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Basic earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 35,260 | | 35,112 | | 34,280 | | 31,827 | | 31,940 | | 32,089 | | 32,111 | | 32,110 | | 31,914 |
| Net income available to common shareholders | $ | 10,580 | $ | 10,352 | $ | 9,869 | $ | 8,593 | $ | 8,534 | $ | 8,375 | $ | 8,073 | $ | 7,694 | $ | 7,679 |
| Basic earnings per share | $ | .30 | $ | .29 | $ | .29 | $ | .27 | $ | .27 | $ | .26 | $ | .25 | $ | .24 | $ | .24 |
| **Diluted earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 35,260 | | 35,112 | | 34,280 | | 31,827 | | 31,940 | | 32,089 | | 32,111 | | 32,110 | | 31,914 |
| Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period | | 759 | | 670 | | 687 | | 689 | | 757 | | 841 | | 1,043 | | 564 | | 506 |
| Effect of conversion of subordinated debt | | 372 | | 402 | | 420 | | 420 | | 420 | | 420 | | 420 | | 420 | | 420 |
| Total weighted average shares and common stock equivalents outstanding | | 36,391 | | 36,185 | | 35,387 | | 32,936 | | 33,117 | | 33,349 | | 33,574 | | 33,094 | | 32,840 |
| Net income available to common shareholders | | 10,580 | | 10,352 | | 9,869 | | 8,593 | | 8,534 | | 8,375 | | 8,073 | | 7,694 | | 7,679 |
| Income effect of conversion of subordinated debt, net of tax | | 23 | | 23 | | 24 | | 25 | | 27 | | 29 | | 29 | | 28 | | 32 |
| Net income, adjusted for effect of conversion of subordinated debt, net of tax | | 10,603 | | 10,375 | | 9,893 | | 8,618 | | 8,561 | | 8,404 | | 8,102 | | 7,722 | | 7,711 |
| Diluted earnings per share | $ | .29 | $ | .29 | $ | .28 | $ | .26 | $ | .26 | $ | .25 | $ | .24 | $ | .23 | $ | .23 |
| Period-end shares outstanding | | 35,289 | | 35,232 | | 34,967 | | 33,055 | | 31,895 | | 32,017 | | 32,121 | | 32,101 | | 32,267 |
| Cash dividends declared per share | $ | .0500 | $ | .0500 | $ | .0500 | $ | .0500 | $ | .0417 | $ | .0417 | $ | .0417 | $ | .0417 | $ | .0333 |
| Book value per share | $ | 8.47 | $ | 8.20 | $ | 8.15 | $ | 7.39 | $ | 6.89 | $ | 6.67 | $ | 6.47 | $ | 6.07 | $ | 5.98 |

| | | Six Months Ended | | | Nine Months Ended | | | Years Ended | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | June 30, 2003 | | June 30, 2002 | | September 30, 2003 | | September 30, 2002 | | December 31, 2003 | | December 31, 2002 | | December 31, 2001 | | December 31, 2000 | | December 31, 1999 | | December 31, 1998 |
| **Basic earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 33,060 | | 32,111 | | 33,752 | | 32,103 | | 34,132 | | 32,062 | | 31,691 | | 30,900 | | 30,237 | | 29,997 |
| Net income available to common shareholders | $ | 18,462 | $ | 15,767 | $ | 28,814 | $ | 24,142 | $ | 39,409 | $ | 32,676 | $ | 28,194 | $ | 21,704 | $ | 17,253 | $ | 15,650 |
| Basic earnings per share | $ | .56 | $ | .49 | $ | .85 | $ | .75 | $ | 1.15 | $ | 1.02 | $ | .89 | $ | .70 | $ | .57 | $ | .52 |
| **Diluted earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 33,060 | | 32,111 | | 33,752 | | 32,103 | | 34,132 | | 32,062 | | 31,691 | | 30,900 | | 30,237 | | 29,997 |
| Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period | | 686 | | 805 | | 688 | | 817 | | 715 | | 759 | | 513 | | 471 | | 606 | | 498 |
| Effect of conversion of subordinated debt | | 420 | | 420 | | 410 | | 420 | | 405 | | 420 | | 420 | | 420 | | 420 | | 420 |
| Total weighted average shares and common stock equivalents outstanding | | 34,166 | | 33,335 | | 34,849 | | 33,340 | | 35,252 | | 33,241 | | 32,624 | | 31,791 | | 31,263 | | 30,915 |
| Net income available to common shareholders | | 18,462 | | 15,767 | | 28,814 | | 24,142 | | 39,409 | | 32,676 | | 28,194 | | 21,704 | | 17,253 | | 15,650 |
| Income effect of conversion of subordinated debt, net of tax | | 49 | | 57 | | 72 | | 86 | | 95 | | 113 | | 169 | | 220 | | 191 | | 206 |
| Net income, adjusted for effect of conversion of subordinated debt, net of tax | | 18,511 | | 15,824 | | 28,886 | | 24,228 | | 39,504 | | 32,789 | | 28,363 | | 21,924 | | 17,444 | | 15,856 |
| Diluted earnings per share | $ | .54 | $ | .47 | $ | .83 | $ | .73 | $ | 1.12 | $ | .99 | $ | .87 | $ | .69 | $ | .56 | $ | .51 |
| Period-end shares outstanding | | 34,967 | | 32,121 | | 35,232 | | 32,017 | | 35,289 | | 31,895 | | 32,266 | | 31,542 | | 30,281 | | 29,508 |
| Cash dividends declared per share | $ | .1000 | $ | .0833 | $ | .1500 | $ | .1250 | $ | .2000 | $ | .1667 | $ | .1333 | $ | .1000 | $ | .0667 | $ | .0500 |
| Book value per share | $ | 8.15 | $ | 6.47 | $ | 8.20 | $ | 6.67 | $ | 8.47 | $ | 6.89 | $ | 5.98 | $ | 4.97 | $ | 3.85 | $ | 3.91 |

(1) The financial information above is presented on an operating basis which excludes after-tax merger-related charges totaling $580 thousand or $.01 per diluted share occurring in the 4th quarter of 2003, $668 thousand or $.01 per diluted share occurring in the 2nd quarter of 2003, $840 thousand or $.01 per diluted share occurring in the 1st quarter of 2003, $1.1 million or $.03 per diluted share occurring in the 4th quarter of 2001, $7.2 million or $.23 per diluted share occurring in the 3rd quarter of 2000, and $1.2 million or $.04 per diluted share occurring in 1999.

**United Community Banks, Inc.**

**Proforma Earnings per share (GAAP)**

**Restated for 3 for 2 stock split (Record date - April 14, 2004 / Distribution date - April 28, 2004)**

*(in thousands, except per share data)*

| For the quarter ended | | December 31, 2003 | | September 30, 2003 | | June 30, 2003 | | March 31, 2003 | | December 31, 2002 | | September 30, 2002 | | June 30, 2002 | | March 31, 2002 | | December 31, 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Basic earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 35,260 | | 35,112 | | 34,280 | | 31,827 | | 31,940 | | 32,089 | | 32,111 | | 32,110 | | 31,914 |
| Net income available to common shareholders | $ | 10,197 | $ | 10,352 | $ | 9,441 | $ | 8,047 | $ | 8,534 | $ | 8,375 | $ | 8,073 | $ | 7,694 | $ | 6,595 |
| Basic earnings per share | $ | .29 | $ | .29 | $ | .28 | $ | .25 | $ | .27 | $ | .26 | $ | .25 | $ | .24 | $ | .21 |
| **Diluted earnings per share:** | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 35,260 | | 35,112 | | 34,280 | | 31,827 | | 31,940 | | 32,089 | | 32,111 | | 32,110 | | 31,914 |
| Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period | | 759 | | 670 | | 687 | | 689 | | 757 | | 841 | | 1,043 | | 564 | | 506 |
| Effect of conversion of subordinated debt | | 372 | | 402 | | 420 | | 420 | | 420 | | 420 | | 420 | | 420 | | 420 |
| Total weighted average shares and common stock equivalents outstanding | | 36,391 | | 36,185 | | 35,387 | | 32,936 | | 33,117 | | 33,349 | | 33,574 | | 33,094 | | 32,840 |
| Net income available to common shareholders | | 10,197 | | 10,352 | | 9,441 | | 8,047 | | 8,534 | | 8,375 | | 8,073 | | 7,694 | | 6,595 |
| Income effect of conversion of subordinated debt, net of tax | | 23 | | 23 | | 24 | | 25 | | 27 | | 29 | | 29 | | 28 | | 32 |
| Net income, adjusted for effect of conversion of subordinated debt, net of tax | | 10,220 | | 10,375 | | 9,465 | | 8,072 | | 8,561 | | 8,404 | | 8,102 | | 7,722 | | 6,627 |
| Diluted earnings per share | $ | .28 | $ | .29 | $ | .27 | $ | .25 | $ | .26 | $ | .25 | $ | .24 | $ | .23 | $ | .20 |
| Period-end shares outstanding | | 35,289 | | 35,232 | | 34,967 | | 33,055 | | 31,895 | | 32,017 | | 32,121 | | 32,101 | | 32,267 |
| Cash dividends declared per share | $ | .0500 | $ | .0500 | $ | .0500 | $ | .0500 | $ | .0417 | $ | .0417 | $ | .0417 | $ | .0417 | $ | .0333 |
| Book value per share | $ | 8.47 | $ | 8.20 | $ | 8.15 | $ | 7.39 | $ | 6.89 | $ | 6.67 | $ | 6.47 | $ | 6.07 | $ | 5.98 |

| | | Six Months Ended | | | Nine Months Ended | | | Years Ended | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | June 30, 2003 | | June 30, 2002 | | September 30, 2003 | | September 30, 2002 | | December 31, 2003 | | December 31, 2002 | | December 31, 2001 | | December 31, 2000 | | December 31, 1999 | | December 31, 1998 |
| **Basic earnings per share:** | | | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 33,060 | | 32,111 | | 33,752 | | 32,103 | | 34,132 | | 32,062 | | 31,691 | | 30,900 | | 30,237 | | 29,997 |
| Net income available to common shareholders | $ | 17,488 | $ | 15,767 | $ | 27,840 | $ | 24,142 | $ | 38,052 | $ | 32,676 | $ | 27,110 | $ | 14,474 | $ | 16,098 | $ | 15,650 |
| Basic earnings per share | $ | .53 | $ | .49 | $ | .82 | $ | .75 | $ | 1.11 | $ | 1.02 | $ | .86 | $ | .47 | $ | .53 | $ | .52 |
| **Diluted earnings per share:** | | | | | | | | | | | | | | | | | | | | |
| Weighted average shares outstanding | | 33,060 | | 32,111 | | 33,752 | | 32,103 | | 34,132 | | 32,062 | | 31,691 | | 30,900 | | 30,237 | | 29,997 |
| Net effect of the assumed exercise of stock options based on the treasury stock method using average market price for the period | | 686 | | 805 | | 688 | | 817 | | 715 | | 759 | | 513 | | 471 | | 606 | | 498 |
| Effect of conversion of subordinated debt | | 420 | | 420 | | 410 | | 420 | | 405 | | 420 | | 420 | | 420 | | 420 | | 420 |
| Total weighted average shares and common stock equivalents outstanding | | 34,166 | | 33,335 | | 34,849 | | 33,340 | | 35,252 | | 33,241 | | 32,624 | | 31,791 | | 31,263 | | 30,915 |
| Net income available to common shareholders | | 17,488 | | 15,767 | | 27,840 | | 24,142 | | 38,052 | | 32,676 | | 27,110 | | 14,474 | | 16,098 | | 15,650 |
| Income effect of conversion of subordinated debt, net of tax | | 49 | | 57 | | 72 | | 86 | | 95 | | 113 | | 169 | | 220 | | 191 | | 206 |
| Net income, adjusted for effect of conversion of subordinated debt, net of tax | | 17,537 | | 15,824 | | 27,912 | | 24,228 | | 38,147 | | 32,789 | | 27,279 | | 14,694 | | 16,289 | | 15,856 |
| Diluted earnings per share | $ | .51 | $ | .47 | $ | .80 | $ | .73 | $ | 1.08 | $ | .99 | $ | .84 | $ | .46 | $ | .52 | $ | .51 |
| Period-end shares outstanding | | 34,967 | | 32,121 | | 35,232 | | 32,017 | | 35,289 | | 31,895 | | 32,266 | | 31,542 | | 30,281 | | 29,508 |
| Cash dividends declared per share | $ | .1000 | $ | .0833 | $ | .1500 | $ | .1250 | $ | .2000 | $ | .1667 | $ | .1333 | $ | .1000 | $ | .0667 | $ | .0500 |
| Book value per share | $ | 8.15 | $ | 6.47 | $ | 8.20 | $ | 6.67 | $ | 8.47 | $ | 6.89 | $ | 5.98 | $ | 4.97 | $ | 3.85 | $ | 3.91 |